United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 31, 2023		Head of Investor Relations

VALE S.A.

BOARD OF DIRECTORS' INTERNAL REGULATIONS

The Board of Directors of Vale S.A. ("Board of Directors" and "Vale" or "Company," respectively) in the exercise of its powers approved this Board of Directors' Internal Regulations ("Internal Regulations") at its meeting held on May 25, 2023 in order to govern its functioning and relationship with Vale's other governance bodies as per Vale's Bylaws and applicable legislation, as follows:

CHAPTER I - MISSION

1.1 The Board of Directors' mission is to protect Vale's assets and maximize shareholders' long-term returns on their investment, while upholding the highest ethical principles to ensure the Company's perpetuity so that it transforms natural resources into prosperity and sustainable development, in line with Vale's mission.

CHAPTER II - INVESTMENT

2.1 Board members may take office only after signing the respective instrument as described below, as well as fulfilling the other applicable legal requirements and they shall remain in office until (i) the end of the Board of Directors' unified term of office, or (ii) their position being vacant, which can occur at any time.

2.1.1 Members of the Board of Directors shall have their terms of office extended until their successors take office.

2.2 Before taking office, board members must submit the following documents when appointed:

(i) Copy of a valid identity document with photo;

(ii) Copy of the document showing their enrollment with the individual taxpayers register (CPF) of Brazil's Ministry of Economy, or their passport, as the case may be;

(iii) D&O questionnaire for members of Vale's Board of Directors as per applicable legislation; and

(iv) Declaration that they hold the minimum qualifications required or declaration of non-impediment, in addition to a declaration of independent status, as applicable, as per Vale's internal policies and rules and current legislation.

2.3 Immediately upon submission of the abovementioned documents, board members shall take office by signing the following documents to be filed at Vale's headquarters:

(i) Instrument of qualification including a declaration of non-impediment as well as their submission to the arbitration clause provided for in Vale's Bylaws;

(ii) Cognizance of Vale's Code of Conduct and promise to obey it;

(iii) Declaration of adherence to Vale's Policy of Disclosure of Information and Securities Trading together with any other information required as per said Policy;

(iv) Agreement to obey Vale's Related Parties Transactions and Conflicts of Interest Policy together with the questionnaires and other information required as per the above Policy; and

(v) Adhesion to user rules for Vale's Corporate Governance Portal ("Portal").

2.4 Notwithstanding the above, board members hereby undertake to sign any other documents required to take office under the applicable legislation and Vale's internal rules.

CHAPTER III – VACANCY

3.1 A vacant position for a member of the Board of Directors may arise from dismissal, resignation, disability, death, proven impediment, loss of term of office or other legally stipulated cases.

3.1.1 If a position is vacated, the Board member concerned shall automatically lose access to Vale's corporate email (@vale.com) and its Portal; any assets or devices placed at their disposal to carry out their duties must be returned to Vale.

3.2 Members may resign from their position by sending a letter to the Chair of the Board of Directors ("CBoD"). Their resignation shall be effective as of the date of Vale's receipt of their letter and shall take effect for third parties as of disclosure

to the market and the letter's filing with the State of Rio de Janeiro's Commercial Registry, as legally required.

CHAPTER IV - RESPONSIBILITIES

4.1 In general terms, the Board of Directors shall be responsible for deciding the general direction of Vale's business ventures, considering people's safety, social progress and respect for the environment, and defining the strategy for Vale and its subsidiaries, while monitoring and assessing management, carrying out activities within its authority, as per applicable legislation, Vale's Bylaws and internal rules.

4.2 Board members must be clearly aware of the distinction between the Board of Directors and the Executive Committee in relation to their authority and duties.

4.3 The Board of Directors shall ensure that the Company's strategy be aligned with its commitment to valuing diversity and promoting inclusion, fostering a safe environment that respects individuality.

CHAPTER V - BOARD MEMBERS' RIGHTS AND DUTIES

5.1 In addition to the responsibilities stipulated in the applicable legislation, and in Vale's Bylaws, Code of Conduct and internal policies and rules, Board members shall:

(i) Obey the limits to their responsibilities in order to preserve the body and other members of the Board of Directors, since the individual action of any one member may involve accountability for other Board members;

(ii) Attend Board of Directors meetings duly prepared to discuss and resolve matters on the agenda, having examined the documents provided beforehand;

(iii) Uphold secrecy for any and all Vale information to which they have access in the course of exercising their duties in the position, using it only for the exercise of their duties as Board member, under penalty of liability for any act that makes for improper disclosure;

(iv) Before discussion, declare the existence for any reason of a particular interest conflicting with Vale's interests in a certain matter submitted to

their appreciation, and refrain from participating in the discussion and voting said matter;

(v) Refrain from directly or indirectly acting in any way in companies that may be considered competitors of Vale and its subsidiaries;

(vi) Refrain from receiving any undue advantage arising from their position;

(vii) Ensure effective and transparent interaction between Vale's Board of Directors and its other governance bodies;

(viii) Refrain from intervening in any business (i) with Vale, its subsidiaries and affiliates, (ii) between Vale and subsidiaries and affiliates controlled by Vale's management; and (iii) between Vale and any other company that, together with any of the above-mentioned persons, is part of the same group except those previously and specifically approved by the Board of Directors, or those breaching Vale's Related Party Transaction and Conflict of Interest policy; and

(ix) Any potential conflict of interest must be declared, and details periodically submitted to Vale.

5.2 Vale and/or its subsidiaries are expressly barred from making any loans to a member of the Board of Directors and/or related parties as per Vale's Related Parties Transactions and Conflicts of Interest Policy.

5.3 Board members shall have access to all documents and information required to perform their duties apart from conflict-of-interest issues. Board members must forward all and any requests for documents and information to the Corporate Governance Office.

5.3.1 Upon the end of their term of office, if necessary for the defense of a personal interest, Board members may request, in a substantiated manner, access to documents and information made available during the course of their term of office, to the extent required for this purpose, and always with due regard for secrecy and confidentiality obligations. In this case, Board members must address such request to the Corporate Governance Office .

5.4 In cases of possible conflict of interest in relation to a specific matter, the member of the Board of Directors involved must not be given any documents or information on the matter and must physically withdraw from related discussions, without neglecting their legal duties as per Vale's Related Party Transactions and Conflict of Interest Policy.

5.5 Likewise, meetings between Vale's executives and members of the Board of Directors must be intermediated by the Corporate Governance Office with the cognizance of the CBoD, be they requested by any of the parties or by the Board itself.

5.6 To ensure isonomic information for all Board members, documents and information supplied to one of them must be equally available to all other members of the Board of Directors, through the Portal. For this purpose, a Vale executive who, exceptionally, is directly called by a Board member will be responsible for providing a summary of subjects covered at this meeting to be forwarded to the Corporate Governance Office and to be made subsequently available to the other members of the Board of Directors.

5.7 Travels intended for technical or onboarding visits will be planned in the annual calendar approved by the Board of Directors and must comply with the internal policies and rules adopted by the Company.

CHAPTER VI - RESPONSIBILITIES OF THE CHAIR OF THE BOARD OF DIRECTORS

6.1 Without prejudice to other responsibilities conferred on the Chair in these regulations, the Bylaws and applicable legislation, the CBoD shall:

(i) Decide the Board of Directors' agenda, convene and chair meetings, including the *"Guidelines for Meetings and Dynamic with the Board of Directors"* found in Annex 1 to these Internal Regulations, interacting with the other directors and stakeholders;

(ii) Ensure the effectiveness and good performance of the body;

(iii) Ensure that meetings are run properly, cover all items on the agenda and meet deadlines for presentations, with all Board members attending encouraged to take part in discussions of matters on the agenda;

(iv) Propose the Board of Directors' annual calendar and work plan and ensure that the Executive Committee is informed in this respect;

(v) Coordinate the annual assessment process of the Board of Directors and ensure that it is properly disseminated, including results of the assessment of the body as a joint group; and

(vi) Ensure faithful compliance with these Internal Regulations.

CHAPTER VII - RESPONSIBILITIES OF THE LEAD INDEPENDENT DIRECTOR (LID)

7.1 As established in the Bylaws of Vale, if the CBoD is a non-independent Director, the Company shall have a LID to act as an alternative contact with the shareholders. If the CBoD is an independent Director, the position of LID shall be optional.

7.2 If the CBoD elected is a non-independent Director, the independent members of the Board of Directors shall appoint one of the independent Directors to act as LID.

7.3 Even if the CBoD is an independent Director, the Board of Directors may proceed to appoint the LID based on one or more nominations submitted by the independent members. If there is no such nominations, the CBoD shall engage with the shareholders in accordance with the provisions of item 7.5. below.

7.4 The nominations set forth in the preceding items shall take into account the skills, experience, and time availability to perform LID duties, as well as the result of the independent member's last annual assessment, if available.

7.5 The LID shall:

(i) Act as “sounding board” for the CBoD and support him in the performance of his duties, when requested;

(ii) Keep the pulse check with the independent Directors to capture perceptions about the dynamics of the Board, priorities and mainly assist the CBoD in the continuous evolution of the Board's performance;

(iii) Act as an alternative dialogue channel with the shareholders of the Company to understand their expectations regarding the Company according to item 7.6 below;

(iv) Assist the CBoD in formulating the agendas and calendars of the Board of Directors' meetings, based on the collection of perceptions from Board Members, shareholders and other stakeholders; and

(v) Act together with the CBoD and/or other Directors, when the Board of Directors or the Company goes through a period of unusual stress due to relevant issues involving the Board of Directors or its members.

7.6 The interactions between the LID and shareholders shall take place through non-deal roadshows, conferences, and in-person or virtual meetings, no less than 2 (two) times a year, or in response to correspondence sent by shareholders and addressed to the Board of Directors, always together and, in the latter case,

aligned with the Investor Relations area of Vale, which shall be responsible for organizing events and supporting the LID in all his interactions. Additionally, the LID shall act in line with the Corporate Governance Office, which shall be responsible for coordinating the governance processes relating to the performance of his duties.

7.7 If the LID has been indicated in accordance with item 7.3, the CBoD may act aligned with the LID, the Investor Relations area and/or the Corporate Governance Office, according to their respective competences, in interactions with shareholders referred to in the item above, including in response to correspondence sent directly by shareholders to it.

7.8 The LID shall not delegate, wholly or in part, his duties and shall perform them by the earlier of (a) the expiration of the term of office the Board of Directors, (b) the vacancy of his position, in accordance with item 3.1 above, or (c) any change in his independent status. The election of a new LID shall follow the rules set forth in the items above.

7.9 Interactions with shareholders must be reported by the CBoD or LID, as the case may be, in an exclusive session during Board meetings, in order to maintain the informational unity of the Board of Directors.

CHAPTER VIII – DUTIES OF THE CORPORATE GOVERNANCE OFFICE

8.1 The Board of Directors shall rely on the performance of the Corporate Office, which shall have the following responsibilities:

(i) Assist the CBoD or their alternate in the exercise of their functions;

(ii) Propose the agenda for the Board of Directors' meetings and align it with the CBoD;

(iii) Develop the proposal for the annual calendar, contemplating basic matters with the dates of General Meetings, travels for technical and onboarding program visits and meetings of the Board of Directors and Advisory Committees, ensuring the dates of the meetings of such bodies are harmonized in order to minimize impacts on Vale executives' schedules, also coordinating disclosure of the approved calendar;

(iv) Coordinate the process of calling for the meetings, respecting the powers of the decision-making and executive bodies;

(v) Assist the Board members and members of the Advisory Committees in the exercise of their duties, ensuring that they are given full and timely information covering items on the meeting's agenda and ensure proper functioning of the Portal;

(vi) Act as secretary to meetings, prepare the respective minutes, arrange for their registration in the proper book and, when applicable, issue and disseminate extracts and certificates of resolutions, arrange for their publication and archiving;

(vii) Be in charge of keeping minutes of the Board of Directors' meetings and their respective supporting material;

(viii) Disseminate the Board of Directors' recommendations and resolutions to Vale's relevant business areas and monitor their fulfillment;

(ix) Conduct onboarding and training programs for new members of the Board of Directors;

(x) Develop the Board of Directors' annual work plan, to be submitted for approval of the CBoD and subsequently the board;

(xi) Develop the annual report on the performance of the Board of Directors, to be submitted for approval of the CBoD and subsequently the board;

(xii) Ensure that Vale is aligned with best Corporate Governance practices and propose changes, when applicable;

(xiii) Engage, pursuant to Vale's internal policies and rules, in the preparation and monitoring of governance documents, including Internal Policies and Regulations, ensuring that they comply with regulations and laws and that they are applied on all levels of the organization;

(xiv) Act as the main point of interaction and dialogue between the Board of Directors, Advisory Committees and the Fiscal Council with the Executive Committee and employees of Vale and its subsidiaries, ensuring adequate interaction and timeliness and equity in the flow of information while optimizing Vale's decision - making process;

(xv) Coordinate governance processes relating to the activities of the LID; and

(xvi) Lead, together with the CBoD, the process of assessing the performance of the Board of Directors.

CHAPTER IX- OPERATING RULES

9.1 The Board of Directors shall hold ordinary meetings at least eight (8) times a year and, extraordinary meetings whenever called by the CBoD or, in their absence, by the VCBoD or 1/3 of its Members.

9.2 The call notice will be sent by the Corporate Governance Office for all members of the Board of Directors, preferably twelve (12) business days in advance, observing Vale's best interests using the appropriate tools on the Portal to cover the meeting's date, time and place as well as the preliminary proposal of matters to be discussed.

9.3. The "*Guidelines for Meetings and Dynamic with the Board of Directors*" found in Annex I hereto must be followed too.

9.4 Meetings will only be officially started when a majority of members are present, and the latter will only adopt resolutions when a majority of members present vote in favor of doing so.

9.5 Notwithstanding the above rules for calling meetings, a meeting attended by all Board members shall be considered valid.

9.6 Board meetings will be held at Vale's headquarters or offices but may exceptionally be held elsewhere or even be held in the form of a conference call, videoconference, electronic resolution or any other means of simultaneous communication that ensures effective participation of its members, information security and the authenticity of their voting. The holding of meetings where participation of the Directors results from a combination of one or more of the means above shall also be permitted. In these cases, a Board member shall be considered present at the meeting and their vote will be valid for all legal purposes.

9.6.1 A Board member who cannot participate in the meeting through the means set forth above shall be considered present at the meeting of the Board of Directors if they state their vote on the matters on the agenda by means of a written declaration sent to the CBoD before or by the end of the meeting.

9.7 An employee representative on the Board of Directors as an alternate member shall not attend Board meetings together with their respective full member. In the event of impediment or temporary absence of the full member, they must inform their respective alternate member that the meeting will be held, as well as the Corporate Governance Office so that the latter may send the alternate member all documents needed to take part in the meeting.

9.8 The CBoD may, on their own initiative or at the request of any Board member, ask the President and other members of the Executive Committee, independent auditors, members of the Fiscal Council, members of the Advisory Committees and/or persons internal and external to Vale to attend part of the meetings and supply explanations or details of the matters being considered by the Board of Directors, subject to any conflict of interest and confidentiality issues.

9.8.1 Board members shall meet at regularly scheduled executive sessions regularly scheduled without the presence of the Executive Committee.

9.9 Minutes of meetings shall be written clearly, register attendance, presentations made, the decisions made including votes against them and any voting abstentions due to conflicts of interest.

9.9.1 Minutes shall be prepared in accordance with the principle of transparency. In this respect, an extract from or summary of the minutes will be circulated, and any confidential items therein shall exceptionally be omitted, and the respective item shall be flagged "confidential".

9.9.2 After meetings, minutes shall be forwarded to the CBoD by the Corporate Governance Office as soon as possible for review and subsequent submission to the other Board members within legal disclosure deadlines in as far as the latter are applicable.

9.9.2.1 Minutes shall be sent for Board Members to analyze within five (5) business days and the latter shall forward any suggestions and ratify them within ten (10) subsequent business days.

9.9.2.2 The Directors shall sign the minutes of the meeting within the ten (10) business days after they are made available for signature on the Governance Portal.

9.10 Minutes of Board of Directors meetings shall be registered in the Vale Board of Directors Minutes Book. Once they have been read and approved by the Board members in attendance, they shall be physically or digitally signed by as many members as are sufficient to form the majority necessary for the approval of the matters therein, as per applicable legislation.

CHAPTER X - ADVISORY COMMITTEES

10.1 The Board of Directors shall be able to count on the following five (5) Statutory Advisory Committees at any time: (i) Capital Allocation and Projects Committee (CACP), (ii) Audit and Risks Committee (CARE), (iii) Nomination and Governance Committee (CIG), (iv) People and Remuneration Committee (CPR), and (v) Sustainability Committee (CSUS), whose working rules and responsibilities shall be determined in the respective Internal Regulations, to be approved by the Board of Directors.

10.2 Whenever the Board of Directors believes it is necessary, it may create new non-permanent advisory committees for specific matters other than those stipulated for the abovementioned Advisory Committees.

10.3 Advisory Committees do not have executive or deliberative functions and their opinions and recommendations must be addressed to the Board of Directors for resolution. Unless required by applicable legislation or regulation, Advisory Committees' opinions are not a necessary condition for submitting a matter for the Board of Directors to examine and resolve on.

10.4 Members of Advisory Committees must have experience and technical capacity in relation to the matters covered by the Committee in which they participate, as per the rules set forth in the respective Internal Regulations, and they will be subject to the same legal duties and responsibilities as Vale's directors and officers.

10.5 All Advisory Committee's coordinators shall supply explanations on matters within the authority of said Committee and report progress made on studies developed in this area during Board of Directors' meetings.

CHAPTER XI – INTERACTION WITH OTHER BODIES

11.1 The Board of Directors shall meet:

(i) With the Fiscal Council and/or Audit and Risks Committee on a quarterly basis or more often in order to address matters of mutual interest stipulated in the Bylaws and applicable legislation;

(ii) At least once a year, with the Chief Audit and Compliance Officer, in order to monitor audit reports, issues related to the Vale's Whistleblowing Channel and Code of Conduct and to assess the Internal Audit area and the Chief Audit and Compliance Officer;

(iii) At least at each presentation of Vale's quarterly and annual results, with Vale's independent auditors to address matters of mutual interest stipulated in the Bylaws and applicable legislation; and

(iv) At least once a year, with the person responsible for the Corporate Governance Office and for monitoring and assessing the area.

CHAPTER XII – INTERACTION WITH SHAREHOLDERS AND STAKEHOLDERS

12.1 Eventually, the CBoD may designate one or more Directors to represent the board before specific stakeholders or institutions upon express request from and in coordination with the CBoD, with the LID, as applicable, and with the Chief Executive Officer of the Company. Except for such situations, the executive board of Vale shall be solely responsible for the relationship of the Company with government bodies, authorities, judicial institutions, the press, customers, communities, associations, NGOs, and other stakeholders, subject to the corporate role of the CBoD and/or LID in the engagement with shareholders and always aligned with the Investor Relations area.

12.2 If Board members engage in personal contacts and interact with shareholders of Vale, and if any material facts concerning the Company arise in such conversations, they shall report a summary of such facts in writing to the CBoD or to the LID. If such facts are non-material, but the Company has been discussed, such reporting is expected as a matter of good practice, on an optional basis.

12.3 The CBoD, the LID and the other members of the Board shall refrain from mentioning any matters relating to Vale which are not information already duly disclosed by the Company, including through social media or when participating in events of any nature.

CHAPTER XIII – INDEPENDENT DIRECTORS

13.1 The Board of Directors shall include in the management proposal for the Shareholders' Meeting for the election of Vale's managers, its manifestation contemplating (i) the adherence of each candidate to the position of member of the Board of Directors to the Management Nomination Policy ("Nomination Policy"); and (ii) the reasons why each candidate qualifies as an independent director, under the terms of the law, the applicable regulations, the Bylaws and the Nomination Policy.

13.2 The procedure for qualifying a candidate as an independent member of the Board set forth in the item above shall not apply to nominations of candidates for Board membership (i) who fail to comply with the advance notice period for inclusion of

candidates in the remote voting ballot, as provided in the applicable regulation, and (ii) by separate vote.

CHAPTER XIV – COMPENSATION

14.1 The Board of Directors shall resolve the global annual compensation of Vale's managers determined by the General Meeting and its distribution among its own members and Executive Committee members.

14.2 As required by Vale's Bylaws, Advisory Committee members shall receive compensation as determined by the Board of Directors, considering their responsibilities and time spent carrying out their duties, in line with market practices.

CHAPTER XV – BUDGET

15.1 The Board of Directors shall annually approve, upon recommendation of the CIG its budget and that of its Advisory Committees, which shall include, among other items, funds for hiring external specialists to assist the committees in the performance of their duties, as well as to implement the continuous education programs.

15.1.1 Once such budget is approved, it shall be incumbent on the Advisory Committees to submit for resolution of the Board of Directors the hiring of external specialists, and the CBoD may authorize other expenses, as necessary, within the amount approved.

15.2. Notwithstanding the provisions above, the specific budget rules and assumptions of CARE must be complied with, as provided for in the Bylaws and Internal Regulations of the CARE.

CHAPTER XVI – ASSESSING PERFORMANCE

16.1 The Board of Directors shall make annual performance self-assessments and the result of the assessment of the joint body shall be disclosed to all its members.

16.1.1 The Board of Directors may rely on support from the CIG to analyze performance and recommend assessment methodology, including any improvements.

16.2 The CBoD shall be responsible for coordinating the assessment process and disclosing the respective result as stated above.

16.2.1 The CBoD may engage outside consultants to support the process of assessing the Board of Directors' performance.

16.3 The CBoD shall also be responsible for informing Vale's Investor Relations Officer about the process of assessing the performance of the Board of Directors and its Advisory Committees, including procedures used for the assessment and the methodology adopted, thus enabling Vale to disclose said information in good time.

CHAPTER XVII – MISCELLANEOUS

17.1 Any matters omitted from these Internal Regulations, or questions concerning interpretation or alterations therein will be decided by Board Meetings.

17.2. Should there be any conflict between these Internal Regulations and Vale's Bylaws, the latter shall prevail, and these Internal Regulations shall be amended as necessary.

17.3. These Internal Regulations shall come into effect on the date of its approval by the Board of Directors.

ANNEX 1 TO THE BOARD OF DIRECTORS' INTERNAL REGULATIONS

GUIDELINES FOR MEETINGS AND DYNAMIC WITH THE BOARD OF DIRECTORS

1. Meetings should preferably take place on business days between 8 am and 6 pm, as per the country's conventional business hours.
2. The CBoD, the Advisory Committee Coordinators and the Corporate Governance Office shall set the agendas for meetings and decide on the time to be allocated to each matter and participants invited for each item, while also ensuring efficacious use of time as per the detailed flowchart below.
   2.1. If the CBoD does not agree to any board member's request to include a matter on the agenda, their reasons must be explained, and the request submitted for the board's appreciation.
   2.2. If a majority of Members present vote to include a matter on the agenda, it must be placed on the agenda for the next ordinary meeting.
3. As part of their responsibilities, the Board of Directors and its advisory committees should prioritize their strategic agenda. Periodic reviews of Vale's Approval Authorities as well as of its Bylaws ad Internal Regulations may be proposed.
   3.1. If the Board of Directors finds that there are matters on its agenda that should not require it to take any action or measures, it may ask the Executive Committee to propose another alteration of Vale's Authority Policy.
4. Presentations made during Board of Directors' meetings must be concise, objective, and remain within the time designated for the matter, including Q&A and discussion, based on the premise that Directors have appraised previously forwarded documentation. As per this concept, it is recommended that presenters introduce the subject matter and that the meetings focus on Q&A and discussing the matter in question.

5. Any official communication addressed to members of the Board of Directors, or formally provided records, information, documents and reports must be posted through Vale's Corporate Governance Portal.

6. Written communication between Board members must use VALE's email address environment (@vale.com). Exchanging messages to or from private addresses or addresses of other companies and on mobile phone apps not connected to Vale's environment, such as WhatsApp and Telegram, should be avoided.

7. Except for emergencies, Board members' meetings with members of the Executive Committee and executives must be requested from the Corporate Governance Office at least 3 business days in advance in order to allow for any scheduling and preparation that may be required.

8. To better visualize these points, the basic workflow for holding Board of Directors meetings is shown below.



D - 12
Board of Directors' meeting called, and preliminary agenda disclosed
D - 9
Deadline for board members to submit requests for items to be added to the agenda
D - 8
Chairman of the Board of Directors validates any additional items requested
D - 5
Documentation required for Board of Directors' meeting posted on Corporate Governance Portal
D 0
Board of Directors meeting held
D + 1
Meeting debriefing and alignment between Chairman of Board of Directors, CEO and Corporate Governance Office
D + 5
Minutes made available for validation of the board
D + 15
Analysis of the minutes by Board members and forwarding of comments, if any
D + 17
Final version of the minutes made available for signature by Board members
D + 27
Signature of the minutes by Board members

D in business days

Note 1: once a meeting has been called, the agenda for the Board of Directors' meeting and/or documentation on the Portal may be altered only in special and/or exceptional cases after they have been aligned with the CBoD.

Note 2: when matters require opinions from Advisory Committees whose meetings take place between the dates of calling and holding a Board of Directors' meeting, the related opinions and/or reports shall be forwarded to the Board of Directors by the date of the respective meeting.